SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
(Amendment No. 5)

RULE 13 E-3 TRANSACTION STATEMENT UNDER SECTION 13(E)
OF THE SECURITIES AND EXCHANGE ACT OF 1934

GasLog Partners LP
(Name of the Issuer)

GasLog Ltd.
GasLog Partners GP LLC
Saturn Merger Sub LLC
GasLog Partners LP
(Names of Person(s) Filing Statement)

Common Units Representing Limited Partner Interests
(Title of Class of Securities)

Y2687W108
(CUSIP Number of Class of Securities)

Alexandros Laios, General Counsel
c/o GasLog LNG Services Ltd.
69 Akti Miaouli
18537 Piraeus
Greece
+30 210 459 1000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement):

With copies to

D. Scott Bennett Andrew C. Elken Jin-Kyu Baek Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 (212) 474-1000	Kenneth Jackman Srinivas M. Raju Richards, Layton & Finger, P.A. One Rodney Square, 920 King Street Wilmington, DE 19801 (302) 651-7700

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

INTRODUCTION

This Amendment No. 5 to the Transaction Statement on Schedule 13E-3 (as amended, this “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by: (a) GasLog Partners LP, a Marshall Islands limited partnership (the “Partnership”) and the issuer of the common units representing limited partner interests in the Partnership (“Common Units”) that are subject to the Rule 13e-3 transaction, (b) GasLog Ltd., a Bermuda exempted company (“Parent”), (c) GasLog Partners GP LLC, a Marshall Islands limited liability company and the general partner of the Partnership (the “General Partner”), and (d) Saturn Merger Sub LLC, a Marshall Islands limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”). Collectively, the persons named in (a) through (c) filing this Transaction Statement are referred to as the “filing persons”.

This Transaction Statement relates to the Agreement and Plan of Merger, dated April 6, 2023 (as it may be amended from time to time, the “Merger Agreement”), by and among the Partnership, the General Partner, Parent and Merger Sub, pursuant to which Merger Sub was merged with and into the Partnership (the “Merger”), with the Partnership surviving the Merger as a Marshall Islands limited partnership and as a direct subsidiary of Parent. As a result of the Merger, Merger Sub ceased to exist as an independent entity and, therefore, is no longer a filing person.

This final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is subject to the Transaction Statement. All information in this final Amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

While each of the filing persons acknowledges that the Merger is a going private transaction for purposes of Rule 13e-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any filing person, or by any affiliate of a filing person, that the Partnership is “controlled” by any of the filing persons and/or their respective affiliates.

All information concerning the Partnership contained in, or incorporated by reference into, this Transaction Statement was supplied by the Partnership. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

ITEM 15. ADDITIONAL INFORMATION

(c) Other Material Information. Item 15(c) is hereby amended and supplemented as follows:

On July 7, 2023, at 10:00 a.m. Eastern Time, a special meeting of the common unitholders of the Partnership was held. At the special meeting, the Partnership’s common unitholders voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, by the affirmative vote (in person or by proxy) of the holders of at least a majority of the Common Units entitled to vote thereon, voting as a single class, subject to a cutback for certain unitholders beneficially owning more than 4.9% of the outstanding Common Units (as provided for in the Partnership’s Seventh Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”) and described in the proxy statement of the Partnership dated June 5, 2022 (the “Proxy Statement”) attached as exhibit (a)(1) to the Transaction Statement).

On July 13, 2023, the Partnership completed the Merger, upon which the separate existence of Merger Sub ceased, with the Partnership as the surviving entity in the Merger. The Merger became effective at 6:30 a.m. Eastern Time on July 13, 2023 (the “Effective Time”) pursuant to the certificate of merger that was issued by the Registrar of Corporations in the Marshall Islands on such date.

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At the Effective Time, each Common Unit that was issued and outstanding immediately prior to the Effective Time (other than Common Units that, as of immediately prior to the Effective Time, were held by Parent) was converted into the right to receive $5.37 in cash, without interest and reduced by any applicable tax withholding, for each Common Unit (the “Merger Consideration”).

Additionally, at the Effective Time, each limited liability company interest in Merger Sub that was issued and outstanding immediately prior to the Effective Time was converted into and became a number of common units representing limited partner interests in the surviving entity equal to the number of Common Units converted into the right to receive the Merger Consideration. Also at the Effective Time, each of the Partnership’s Class B Units issued and outstanding immediately prior to the Effective Time was canceled, ceased to exist and no consideration was delivered in respect thereof. Further, at the Effective Time, the Partnership’s Series A Preference Units, Series B Preference Units and Series C Preference Units (in each case as defined in the Partnership Agreement) issued and outstanding immediately prior to the Effective Time remained unchanged and issued and outstanding in the Partnership and no consideration was delivered in respect thereof. Lastly, at the Effective Time, the General Partner Interest (as defined in the Partnership Agreement) issued and outstanding immediately prior to the Effective Time remained issued and outstanding in the Surviving Entity.

On July 13, 2023, in connection with the completion of the Merger, the Partnership notified the New York Stock Exchange (“NYSE”) of the completion of the Merger and requested that trading in the Common Units be suspended and that the Common Units be withdrawn from listing on the NYSE. The Partnership also requested that the NYSE file a notification of removal from listing on Form 25 with the SEC with respect to each Common Unit to report the delisting of the Common Units from the NYSE. The Partnership intends to file with the SEC a certificate and notice of termination on Form 15 with respect to the Common Units, requesting that the Common Units be deregistered under the Exchange Act and that the issuer’s reporting obligations with respect to the Common Units under Sections 13 and 15(d) of the Exchange Act be suspended. The Partnership’s Series A Preference Units, Series B Preference Units and Series C Preference Units remain outstanding and continue to trade on the NYSE.

ITEM 16. EXHIBITS

Regulation M-A Item 1016

Item 16 is hereby amended and supplemented as follows:

Exhibit No.	Description
(a)(1)***	Proxy Statement of the Partnership.
(a)(2)***	Form of Proxy Card (incorporated herein by reference to Annex D of the Proxy Statement).
(a)(3)***	Letter to the Common Unitholders of the Partnership (incorporated herein by reference to the Proxy Statement).
(a)(4)***	Notice of Special Meeting of Common Unitholders (incorporated herein by reference to the Proxy Statement).
(a)(5)*	Press Release of the Partnership, dated April 6, 2023 (incorporated herein by reference to Exhibit 99.1 to Partnership’s Current Report on Form 6-K, furnished April 6, 2023).
(a)(6)****	Press Release of the Partnership, dated June 28, 2023 (incorporated herein by reference to Exhibit 99.1 to Partnership’s Current Report on Form 6-K, furnished June 28, 2023).

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Exhibit No.	Description
(a)(7)*****	Current Report on Form 6-K of the Partnership, furnished July 3, 2023 (incorporated herein by reference).
(a)(8)	Press Release of the Partnership, dated July 7, 2023 (incorporated herein by reference to Exhibit 99.1 to Partnership’s Current Report on Form 6-K, furnished July 7, 2023).
(a)(9)	Press Release of the Partnership, dated July 13, 2023 (incorporated herein by reference to Exhibit 99.1 to Partnership’s Current Report on Form 6-K, furnished July 13, 2023).
(b)(1)*	Debt Commitment Letter, dated April 6, 2023, between Parent and DNB (UK) Ltd.
(c)(1)***	Opinion of Evercore, dated April, 6 2023 (incorporated herein by reference to Annex C of the Proxy Statement).
(c)(2)*	Discussion materials prepared by Evercore, dated February 3, 2023, for the Conflicts Committee of the Partnership Board.
(c)(3)*	Discussion materials prepared by Evercore, dated February 9, 2023, for the Conflicts Committee of the Partnership Board.
(c)(4)*	Discussion materials prepared by Evercore, dated February 27, 2023, for the Conflicts Committee of the Partnership Board.
(c)(5)*	Discussion materials prepared by Evercore, dated March 3, 2023, for the Conflicts Committee of the Partnership Board.
(c)(6)*	Discussion materials prepared by Evercore, dated March 13, 2023, for the Conflicts Committee of the Partnership Board.
(c)(7)*	Discussion materials prepared by Evercore, dated March 14, 2023, for the Conflicts Committee of the Partnership Board.
(c)(8)*	Discussion materials prepared by Evercore, dated March 19, 2023, for the Conflicts Committee of the Partnership Board.
(c)(9)*	Discussion materials prepared by Evercore, dated March 30, 2023, for the Conflicts Committee of the Partnership Board.
(c)(10)*	Discussion materials prepared by Evercore, dated April 1, 2023, for the Conflicts Committee of the Partnership Board.
(c)(11)*	Discussion materials prepared by Evercore, dated April 6, 2023, for the Conflicts Committee of the Partnership Board.
(c)(12)**	Certificates of Valuation prepared by Fearnleys, dated December 21, 2022.
(c)(13)**	Certificates of Valuation prepared by Braemar, dated December 20, 2022.
(c)(14)**	Certificates of Valuation prepared by Fearnleys, dated February 28, 2023.
(c)(15)**	Certificates of Valuation prepared by Braemar, dated February 28, 2023.
(d)(1)***	Agreement and Plan of Merger, dated April 6, 2023, by and among the Partnership, the General Partner, Parent and Merger Sub (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)*
Seventh Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of August 5, 2020 (incorporated by reference to Exhibit 3.2 to the Current Report on Form 6-K, filed by the Partnership on August 5, 2020).

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Exhibit No.	Description
(d)(3)***	Voting and Support Agreement, dated as of April 6, 2023, by and between Parent and the Partnership (incorporated herein by reference to Annex B of the Proxy Statement).
(f)	None.
(g)	None.
107*	Filing Fee Table.

*          Previously filed on May 5, 2023 as an exhibit to the Schedule 13E-3.
**        Previously filed on May 25, 2023 as an exhibit to Amendment No. 1 to the Schedule 13E-3.
***      Previously filed on June 5, 2023 as an exhibit to Amendment No. 2 to the Schedule 13E-3.
****    Previously filed on June 28, 2023 as an exhibit to Amendment No. 3 to the Schedule 13E-3.
*****  Previously filed on July 3, 2023 as an exhibit to Amendment No. 4 to the Schedule 13E-3.

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SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of July 13, 2023

GASLOG PARTNERS LP

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	Director & CEO

GASLOG LTD.

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO

GASLOG PARTNERS GP LLC

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO of GasLog Ltd., the sole member of GasLog Partners GP LLC

SATURN MERGER SUB LLC

By:	/s/ Paolo Enoizi
	Name:	Paolo Enoizi
	Title:	CEO